UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 001-41774

Fitell Corporation

(Translation of registrant’s name into English)

23-25 Mangrove Lane

Taren Point, NSW 2229

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

This report on Form 6-K/A (the “Amendment”) amends the report on Form 6-K filed on April 28, 2025 (the “Original 6-K”) in connection with the Management’s Discussion and Analysis of Financial Condition and Results of Operations of Fitell Corporation (the “Company”), and the unaudited consolidated financial statements of the Company for the six months ended December 31, 2024 and 2023. The purpose of this Amendment is solely to incorporate by reference the Company’s registration statement on Form F-3, as set forth below.

Except as described above, this Amendment speaks as of the original filing date of the Original 6-K and does not amend, update or restate any information set forth in the Original 6-K or reflect any events that occurred subsequent to the original filing date of the Original 6-K.

This report on this Amendment (including the exhibits hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

INCORPORATION BY REFERENCE

This Amendment, including the exhibits hereto, shall be deemed to be incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-284232) and to be a part thereof from the date on which this Amendment is filed, and in each instance the related prospectus, as such registration statements and prospectuses may be amended or supplemented from time to time, and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended December 31, 2024 and 2023
99.2	Unaudited Consolidated Financial Statements for the Six Months Ended December 31, 2024 and 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 16, 2025	FITELL CORPORATION

	By:	/s/ Yinying Lu
Yinying Lu
Chief Executive Officer and Director
(Principal Executive Officer)